Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in millions)
Earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting principles	$2,221	$1,461	$598	$800	$320
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	(61)	(60)	(99)	(66)	(50)

Income from continuing operations before income taxes and cumulative effect of change in accounting principles and equity earnings	2,160	1,401	499	734	270
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investee (a)	675	709	694	680	822
Rental expense representative of interest factor	21	22	16	19	18

Total fixed charges	696	731	710	699	840
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	53	48	113	108	61
Less:
Capitalized interest	(59)	(32)	(17)	(7)	(7)

Total earnings as adjusted	$2,850	$2,148	$1,305	$1,534	$1,164

Fixed charges	$696	$731	$710	$699	$840

Ratio of earnings to fixed charges	4.09	2.94	1.84	2.19	1.39

(a)	Does not include interest related to income taxes, including interest related to FIN 48 liabilities, which is included in provision for income taxes on our Consolidated Statement of Income. See Note 5 of Notes to Consolidated Financial Statements in Exhibit 99.1.